MUNIENHANCED FUND, INC.

FILE # 811-5739

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
03/31/2004	Miami Dade Co. Aviation 5% 10/1/30	400,000,000	1,200,000	Ramirez
04/22/2004	Alameda Corridor Trans Auth 10/1/25	686,024,089	300,000,000	Goldman Sachs
05/20/2004	Houston Comb Util. Sys 5.25% 5/15/25	1,652,220,000	9,000,000	Bear Stearns